Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31
($ in millions)	2014(1)	2013	2012	2011(2)	2010
Earnings:
Earnings from continuing operations before income taxes	$507	$394	$241	$(4)	$199
Amortization of Capitalized Interest	1	2	2	3	4
Interest Capitalized	(2)	—	(2)	(2)	(3)
Net adjustment for earnings from affiliates	(2)	2	2	—	—
Fixed Charges:
Interest expensed and capitalized, including amortization of debt issuance	151	118	119	106	43
Portion of rental expenses on operating leases deemed to be representative of the interest factor (3)	18	15	15	15	15
Total Earnings	$673	$531	$377	$118	$258
Fixed Charges:	$169	$133	$134	$121	$58
Ratio of earnings to fixed charges	4.0	4.0	2.8	1.0	4.4

(1) For the year ended December 31, 2014, the Company recorded a non-cash goodwill impairment charge of $47 million and $37 million of interest expense related to the early extinguishment of debt.
(2) For the year ended December 31, 2011, the Company recorded a non-cash goodwill impairment charge of $290 million.
(3) The proportion of rental expense deemed to be representative of the interest factor is one third.